Managed Account Series:

Mid Cap Value Opportunities Portfolio

FILE #811-21763

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
07/26/07	Lululemon Athletica Inc.	18,200,000	2,400

Goldman, Sachs & Co.; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Credit Suisse Securities (USA) LLC; UBS Securities LLC; William Blair & Company, L.L.C.; CIBC World Markets Corp.; Wachovia Capital Markets, LLC; Thomas Weisel Partners LLC

08/13/07	Vmware Inc.	33,000,000	30,800

Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc., Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., Banc of America Securities LLC, Bear, Stearns & Co. Inc., UBS Securities LLC, Wachovia Capital Markets, LLC, A.G. Edwards & Sons, Inc., HSBC Securities (USA) Inc.